FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

September 24, 2004

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F ___

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ___

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

The Company is providing a summary of the shares reported purchased by current directors and officers of the Company since the December 20, 2000 announcement of the director's and management's intention to purchase the Company's shares on the open market.

As of September 21, 2000, the following officers and directors have reported total purchases of Nymox Pharmaceutical Corporation stock amounting to 230,475 shares. They have sold no Nymox shares during that period.

Nymox Shares Purchased by Current Directors and Officers Since December 20, 2000

	Michael Sonnenreich	Walter von Wartburg	Paul Averback	Hans Black	Jack Gemmell	Michael Munzar

Shares Owned and Controlled

Total Holdings 12/20/2000	10,000	12,000	13,094,395	10,000	0	31,325

Total Holdings 09/21/2004	91,650	82,000	13,115,395	30,000	12,725	56,425

Total Sales since 12/20/2000	0	0	0	0	0	0

Total Purchases since 12/20/2000	81,650	70,000	21,000	20,000	12,725	25,100

Purchased since December 20, 2000

12/21/2000	5,000	20,000

01/03/2001	5,000

02/16/2001	10,000

02/28/2001			1,500

03/04/2001					175

03/23/2001			1,000

03/28/2001			500

04/10/2001						2,600

04/18/2001			4,000

06/28/2001		10,000

08/28/2001	5,000

09/04/2001					1,200

10/04/2001					8,625

02/05/2002					525

06/13/2002	10,000

07/31/2002	5,000

08/14/2002	1,650

09/11/2002	1,000

10/02/2002	3,000

01/27/2003	1,000

03/19/2003	1,000

04/08/2003	2,000

04/16/2003	6,000

05/07/2003	1,000

05/30/2003	2,000

06/11/2003	1,000

08/19/2003						2,000

08/21/2003			4,000

08/27/2003		10,000

09/08/2003	2,000					2,000

09/10/2003						3,000

09/12/2003						2,500

09/17/2003						2,500

09/29/2003						2,000

10/01/2003						2,000

10/02/2003						150

10/03/2003						2,700

10/07/2003						2,650

10/20/2003						1,000

10/23/2003			10,000

10/28/2003				8,000

11/05/2004				2,000

01/26/2004	1,000

02/20/2004	3,000

03/02/2004					2,200

03/10/2004	5,000

04/29/2004		20,000

05/04/2004	5,000

06/08/2004	3,000			10,000

06/09/2004	1,000

06/14/2004	1,000

08/12/2004	1,000

08/24/2004		10,000

Total	81,650	70,000	21,000	20,000	12,725	25,100

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: September 24, 2004